# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lakeside Holding Ltd, CIK 0001996192
CUSIP: 51216F109
Title of class of securities: Common stock, par value US$0.0001 per share
Address of issuer's principal executive offices: 475 Thorndale Avenue, Suite A, Itasca, Illinois (IL), IL
Date of event which requires filing of this statement: 12/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002089456

## Reporting persons
- Brink Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,039,670; shared voting power 0; sole dispositive power 2,039,670; shared dispositive power 0; aggregate amount beneficially owned 2,039,670 (8.569% of the class)
- Huifen Hua: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,039,670; shared voting power 0; sole dispositive power 2,039,670; shared dispositive power 0; aggregate amount beneficially owned 2,039,670 (8.569% of the class)
  Comment: Represents 2,039,670 shares of common stock held of record by Brink Holding Limited, a company wholly owned by Huifen Hua organized under the laws of the British Virgin Islands.

## Item 1. Issuer
Name of issuer: Lakeside Holding Ltd
Address of issuer's principal executive offices: 1475 Thorndale Avenue, Suite A, Itasca, Illinois 60143

## Item 2. Person Filing
Name of person filing: This Statement is being filed jointly by (i) Brink Holding Limited, and (ii) Huifen Hua, the director and beneficial owner of all of the outstanding shares of Brink Holding Limited (each a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
Huifen Hua: 3601-1011 W Cordova St, V6C 0B2, Vancouver, Canada

Brink Holding Limited: Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands
Citizenship: Huifen Hua is a citizen of the People's Republic of China. Brink Holding Limited is a company incorporated under the laws of the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of the date of the event which requires filing of this statement and is incorporated herein by reference.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of 8.569% of the total number of shares of common stock of the Issuer outstanding, based on 34,427,559 shares of common stock outstanding as of February 19, 2026, as reported in the Issuer's most recent Form 10-Q filing.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and between Huifen Hua and Brink Holding Limited

## Signatures
- Brink Holding Limited: /s/ Huifen Hua, Huifen Hua/Director (05/04/2026)
- Huifen Hua: /s/ Huifen Hua, Huifen Hua (05/04/2026)